UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

VIA Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92554T 103

(CUSIP Number)

Bay City Capital Management LLC

750 Battery Street, Suite 400

San Francisco California 94111

(415) 676-3830

with a copy to:

David Sikes, Esq.

Heller Ehrman LLP

333 Bush Street

San Francisco, California 94104

(415) 772-6529

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92554T 103

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only).

BAY CITY CAPITAL FUND IV, L.P. (20-1288345)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

6,773,295
9 Sole Dispositive Power

0
10 Shared Dispositive Power

6,773,295

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,773,295
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

71.8%
14	Type of Reporting Person (See Instructions)

PN

SCHEDULE 13D
CUSIP No. 92554T 103

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only).

BAY CITY CAPITAL FUND IV CO-INVESTMENT FUND, L.P. (20-1288374)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

0
8 Shared Voting Power

6,773,295
9 Sole Dispositive Power

0
10 Shared Dispositive Power

6,773,295

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,773,295
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

71.8%
14	Type of Reporting Person (See Instructions)

PN

SCHEDULE 13D
CUSIP No. 92554T 103

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only).

BAY CITY CAPITAL MANAGEMENT IV LLC (20-1288404)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

6,773,295
8 Shared Voting Power

0
9 Sole Dispositive Power

6,773,295
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,773,295
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

71.8%
14	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13D
CUSIP No. 92554T 103

1	Name of Reporting Persons. I.R.S.Identification Nos. of above persons (entities only).

BAY CITY CAPITAL LLC (94-3272448)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

6,773,295
8 Shared Voting Power

0
9 Sole Dispositive Power

6,773,295
10 Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,773,295
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

71.8%
14	Type of Reporting Person (See Instructions)

OO

SCHEDULE 13D

Introduction

Bay City Capital LLC, a Delaware limited liability company (“BCC”), hereby files this Statement on Schedule 13D (the “Statement”) filed on behalf of the Reporting Persons identified in Item 2 hereof pursuant to the Agreement With Respect To Schedule 13D attached to this Statement as Exhibit 7.1.

This Schedule 13D is being refiled to correct its previous inadvertent filing on June 15, 2007 under the name and EDGAR filing codes of Private VIA.

BCC is the manager of Bay City Capital Management IV, LLC (“Management IV”), which is the general partner of Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”), and Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). BCC is also an advisor to Fund IV and Co-Investment IV.

Item 1 - Security and Issuer

(a) This Statement relates to the common stock, par value $0.001 per share, of VIA Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Prior to June 5, 2007, the Issuer’s name was Corautus Genetics Inc.

(b) The principal executive offices of the Issuer are located at 750 Battery Street, Suite 330, San Francisco, California 94111.

Item 2 - Identity and Background

This Statement is filed on behalf of BCC, Management IV, Fund IV and Co-Investment IV. BCC, Management IV, Fund IV and Co-Investment IV are each referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.”

The principal executive offices of the Reporting Persons are located at 750 Battery Street, Suite 400, San Francisco, California, 94111.

Fund IV and Co-Investment IV are Delaware limited partnerships, the principal business of which is making investments in life science companies. Fund IV and Co-Investment IV are contractually obligated under their respective limited partnership agreements to invest and divest at substantially the same time and under substantially similar terms. Consequently, Fund IV and Co-Investment IV constitute a “group” for purposes of Section 13(d) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Management IV is a Delaware limited liability company, and its principal business is to serve as the general partner of Fund IV, Co-Investment IV and other pooled investment vehicles formed to invest in parallel with Fund IV and Co-Investment IV.

BCC is a Delaware limited liability company. The principal business of BCC is to serve as an advisor to life science investors, principally those investment funds sponsored by it or its owners, and to serve as a member and the manager of the general partners of such funds.

During the last five years, none of the Reporting Persons, nor any of their individual managers or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of such persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members of BCC and Management IV are listed on Schedule 1 to this Statement and is incorporated by this reference.

Item 3 - Source and Amount of Funds or Other Consideration

On June 5, 2007, a subsidiary of the Issuer merged with VIA Pharmaceuticals, Inc., a privately-held Delaware corporation (“Private VIA,” and such merger, the “Merger”) of which the Reporting Persons were owners of a majority of the capital stock. Pursuant to the terms of the Agreement and Plan of Merger and Reorganization by and among the Issuer, Resurgens Merger Corp. and Private VIA dated as of February 7, 2007, which is attached as Annex A to the Issuer’s proxy statement filed with the SEC on May 10, 2007 and incorporated herein by reference, the shares of Private VIA held by the Reporting Persons were exchanged for shares of the common stock of the Issuer. Upon the consummation of the Merger, the Reporting Persons became the holders of a majority of the capital stock of the Issuer.

The funds used by Fund IV and Co-Investment IV to pay the cash purchase price of their stock of Private VIA were obtained from capital contributions from the partners of Fund IV and Co-Investment IV pursuant to pre-existing capital commitments under the terms of the respective limited partnership agreements of Fund IV and Co-Investment IV.

Item 4 - Purpose of Transaction

The acquisition of shares of the Issuer by Fund IV and Co-Investment IV was, as described above, effected pursuant to the Merger. Private VIA and the Issuer entered into the Merger in order to create a combined company that could effectively develop and market the technologies of Private VIA.

Two of the directors of the Issuer following the Merger are affiliated with the Reporting Persons: Dr. Fred Craves (a Managing Director of BCC, member of Management IV, and limited partner of Fund IV) and Dr. Douglass Given (an Investment Partner of BCC and limited partner of Fund IV).

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 - Interest in Securities of the Issuer

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership(1)	Percentage Of Class(2)
Fund IV	6,630,378	0	6,773,295	0	6,773,295	6,773,295	71.8%
Co-Investment IV	142,917	0	6,773,295	0	6,773,295	6,773,295	71.8%
Management IV(3)	0	6,773,295	0	6,773,295	0	6,773,295	71.8%
BCC(4)	0	6,773,295	0	6,773,295	0	6,773,295	71.8%

(1)	Fund IV and Co-Investment IV constitute a “group” under Section 13(d) of the Exchange Act and consequently are deemed to have beneficial ownership of all shares held by members of the group.
(2)	This percentage is calculated based upon 9,430,607 shares of the Issuer’s common stock outstanding on June 5, 2007 as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as set forth in the Issuer’s Form 8-K filed June 6, 2007.
(3)	Management IV holds no shares of common stock directly. Management IV is deemed to have beneficial ownership of common stock owned by Fund IV and Co-Investment IV due to its role as general partner of such funds. Investment and voting decisions by Management IV are exercised by BCC as manager.
(4)	BCC holds no shares of common stock directly. Due to its role as manager of Management IV, BCC is deemed to have beneficial ownership of common stock deemed to be beneficially owned by Management IV.

The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Items 2 and 3.

To the best knowledge of the Reporting Persons, no person described in this Item 5 has effected any transaction in the common stock of the Issuer during the past 60 days other than as described in Item 3.

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7 - Material to be Filed as Exhibits

A. Agreement regarding filing of joint Schedule 13D.

B. Agreement and Plan of Merger and Reorganization by and among the Issuer, Resurgens Merger Corp. and Private VIA dated as of February 7, 2007 (incorporated by reference to Annex A to the Issuer’s proxy statement filed with the SEC on May 10, 2007 (SEC file no. 000-27264)).

SCHEDULE 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2007

/s/ Carl Goldfischer
Carl Goldfischer, Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P., in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.

SCHEDULE 1

Members of Management IV

Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Serving as investment advisor to pooled investment vehicles that it sponsors and as the manager of the general partners of such pools.

State of Organization: Delaware

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

BF4 GP Investors, L.L.C.

71 South Wacker Drive

Chicago, IL 60606

Principal Business: Hold membership interest in Bay City Capital Management IV LLC

State of Organization: Delaware

Members of BCC

PCP-BCC Acquisition, LLC

71 South Wacker Drive

Chicago, IL 60606

Principal Business: Hold membership interest in Bay City Capital LLC

State of Organization: Delaware

Fred Craves

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Chairman and Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Carl Goldfischer

c/o Bay City Capital LLC

750 Battery Street, Suite 400

San Francisco, CA 94111

Principal Occupation: Managing Director of Bay City Capital LLC

Citizenship: U.S.A.

Sanford Zweifach

694 Sausalito Blvd

Sausalito, CA 94965

Principal Occupation: Managing Director of Reedland Capital Partners

Citizenship: U.S.A.

EXHIBIT INDEX

Exhibit No.	Description	Page
7.1	Agreement regarding filing of joint Schedule 13D.

7.2	Agreement and Plan of Merger and Reorganization by and among Corautus Genetics Inc. (the “Issuer”), Resurgens Merger Corp. and VIA Pharmaceuticals, Inc. dated as of February 7, 2007 (incorporated by reference to Annex A to the Issuer’s proxy statement filed with the SEC on May 10, 2007 (SEC file no. 000-27264)).